UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pathfinder Acquisition Corporation

(Name of Subject Company)

Pathfinder Acquisition Corporation

(Name of Person Filing Statement)

Class A Ordinary Shares, $0.0001 per share

(Title of Class of Securities)

G04119106

(CUSIP Number of Class of Securities)

David Chung

Chief Executive Officer

Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350

Palo Alto, California 94303

(650) 321-4910

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Matthew R. Pacey P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Pathfinder Acquisition Corporation, a Cayman Islands exempted company (“Pathfinder” or the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2022 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by FP Credit Partners II, L.P., a Cayman Islands exempted limited partnership, and FP Credit Partners Phoenix II, L.P., a Cayman Islands exempted limited partnership, (collectively, the “Purchasers”), to purchase up to 7,500,000 of Pathfinder’s issued and outstanding Class A ordinary shares, par value $0.0001 per share (each such share, a “Share” and, collectively, the “Shares”), held by shareholders of the Company other than those Shares already held by the Purchasers or their affiliates, if any, at an offer price of $10.00 in cash per Share, without interest on the purchase price and less any applicable withholding taxes. The Offer is on the terms and subject to the other conditions specified in the Offer to Purchase, dated December 5, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in the Tender Offer Statement on Schedule TO, as it may be amended or supplemented from time to time, which was initially filed by the Purchasers with the SEC on November 10, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment is being filed to reflect the update set forth below.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following at the end thereof:

“Termination of the Tender Offer

On January 4, 2023, the Purchasers announced that they had terminated the Offer.

As a result of this termination, no Shares will be purchased in the Offer and all Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Purchasers on January 4, 2023 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., dated January 4, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATHFINDER ACQUISITION CORPORATION

By:	/s/ David Chung
Name:	David Chung
Title:	Chief Executive Officer

Date: January 5, 2023

3